The following communication was made available by Symbotic Holdings LLC (“Symbotic”) in connection with the proposed business combination between Symbotic and SVF Investment Corp. 3 at a virtual event on May 10, 2022. Filed by SVF Investment Corp. 3 Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12under the Securities Exchange Act of 1934 Subject Company: SVF Investment Corp. 3 (Commission File No. 001-40175)

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• • •

• o • o • o

▪ ▪ ▪ ▪ ▪

▪ o ▪ o o ▪ o o

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1 Pro Forma Fully Diluted Equity Value and Pro Forma Ownership include $60MM of unvested warrants that are assumed by the successor company, valued using the treasury stock method. Excluding the value of these warrants, Pro Forma Basic Equity Value is $5,397MM, and there are 539.7MM pro forma shares outstanding. The denominator of Pro Forma Ownership is 545.7MM (~539.7MM pro forma shares outstanding plus ~6.0MM shares attributable to the Walmart warrants). 2 SoftBank’s 5% ownership is comprised of 4% from the FPA, 1% from the promote shares and <1% from the shares purchased in a private placement concurrent with the SPAC IPO.

The following communication was made available by Symbotic Holdings LLC (“Symbotic”) in connection with the proposed business combination between Symbotic and SVF Investment Corp. 3 at a virtual event on May 10, 2022.

Filed by SVF Investment Corp. 3
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12under the Securities Exchange Act of 1934 Subject Company: SVF Investment Corp. 3 (Commission File No. 001-40175)


symbotic®
REINVENT THE WAREHOUSE®
REIMAGINE THE SUPPLY CHAIN

Additional Information

USE OF NON-GAAP FINANCIAL INFORMATION

This communication contains non-GAAP financial measures, including adjusted EBITDA. Symbotic defines adjusted EBITDA, a non-GAAP financial measure, as GAAP net loss excluding the following items: interest income; income taxes; depreciation and amortization of tangible and intangible assets; unit-based compensation; business combination transaction expenses; and other non-recurring items that may arise from time to time. In addition to Symbotic's financial results determined in accordance with U.S. generally accepted accounting principles ("GAAP"), Symbotic believes that adjusted EBITDA, a non-GAAP financial measure, is useful in evaluating the performance of its business because it highlights trends in its core business. This non-GAAP measure has limitations as an analytical tool. Symbotic does not, nor does it suggest that investors should, consider any non-GAAP financial measures in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. Investors should also note that the non-GAAP financial measures Symbotic uses may not be the same non-GAAP financial measures, and may not be calculated in the same manner, as that of other companies. Symbotic recommends that investors review the reconciliation of this non-GAAP measure to the most directly comparable GAAP financial measure provided in the financial statement tables included in this communication, and not rely on any single financial measure to evaluate our business.

ABOUT SYMBOTIC

Symbotic LLC is a robotics and automation-based product movement technology platform focused on transforming the consumer goods supply chain. Symbotic has spent more than a decade perfecting its warehouse automation platform to disrupt the supply chain of goods between manufacturers and consumers. Symbotic's unique platform, with more than 250 issued patents, is an end-to-end system that reimagines every aspect of the warehouse and is fueled by a unique combination of proprietary software and a fleet of fully autonomous robots. The system enhances storage density, increases available SKUs, reduces product damage and improves throughput and speed to customers. Symbotic is rapidly growing with a pipeline to build its transformative systems for Fortune 100 retailers and wholesalers in new and existing warehouses throughout the United States and Canada. For more information about Symbotic, visit https://www.symbotic.com.

ABOUT SVF INVESTMENT CORP. 3

SVF Investment Corp. 3 is a blank check company formed by an affiliate of SoftBank Investment Advisers ("SBIA"). Through the SoftBank Vision Funds, SoftBank LatAm Funds and the SB Opportunity Fund, SBIA is investing more than $175 billion in many of the world's leading technology companies, including those they helped take public such as 10X Genomics, Aurora, Auto1, Autostore, Berkshire Gray, Beike, Compass, Coupang, DiDi, Dingdong Maicai, DoorDash, Exscientia, Full Truck Alliance, Grab, Guardant Health, IonQ, JD Logistics, OneConnect, Opendoor, Paytm, PingAn Good Doctor, Policybazaar, Qualtrics, Relay Therapeutics, Roivant, Seer, Slack, Uber, View, Vir, WeWork, Zhangmen, ZhongAn Insurance and Zymergen. SBIA's global reach, unparalleled ecosystem, and patient capital help founders build transformative businesses.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, SVF Investment Corp. 3's ("SVF") and Warehouse Technologies LLC's ("Symbotic") expectations or predictions of future financial or business performance or conditions. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning our possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words "believes," "estimates," "expects," "projects," "forecasts," "may," "will," "should," "seeks," "plans," "scheduled," "anticipates" or "intends" or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in SVF's Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission (the "SEC") on March 23, 2022, SVF's registration statement on Form S-4 (File No. 333-262529) (as amended, the "Registration Statement") filed with and declared effective by the SEC and SVF's final proxy statement and prospectus filed with the SEC on May 9, 2022 (the "Final Proxy Statement/Prospectus"). These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are expressed in good faith, and SVF and Symbotic believe there is a reasonable basis for them. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither SVF nor Symbotic is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which SVF has filed or will file from time to time with the SEC.

Additional Information

FORWARD-LOOKING STATEMENTS (continued)

In addition to factors previously disclosed in SVF's Annual Report on Form 10-K filed with the SEC on March 23, 2022, the Registration Statement and the Final Proxy Statement/Prospectus and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to meet the closing conditions to a business combination between SVF and Symbotic (the "Business Combination") pursuant to that certain Agreement and Plan of Merger, dated December 12, 2021 (the "Merger Agreement"), by and among SVF, Symbotic, Symbotic Holdings LLC and Saturn Acquisition (DE) Corp., including approval by shareholders of SVF and unitholders of Symbotic on the expected terms and schedule; delay in closing the Business Combination; failure to realize the benefits expected from the proposed transaction; the effects of pending and future legislation; risks related to disruption of management time from ongoing business operations due to the proposed transaction; business disruption following the transaction; risks related to the impact of the COVID-19 pandemic on the financial condition and results of operations of SVF and Symbotic; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or the termination of any of certain subscription agreements entered into by SVF with certain parties in connection with the Merger Agreement; the amount of redemption requests made by SVF's shareholders; the effect of the announcement or pendency of the transaction on Symbotic's business relationships, performance, and business generally; the ability to meet NASDAQ listing standards following the consummation of the Business Combination; the amount of the costs, fees, expenses and other charges related to the transaction; the ability of SVF to issue equity securities in connection with the transaction; and other consequences associated with mergers, acquisitions and divestitures and legislative and regulatory actions and reforms.

Any financial projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond SVF's and Symbotic's control. While all projections are necessarily speculative, SVF and Symbotic believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that SVF and Symbotic, or their representatives, considered or consider the projections to be a reliable prediction of future events.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in SVF and is not intended to form the basis of an investment decision in SVF. All subsequent written and oral forward-looking statements concerning SVF and Symbotic, the proposed transaction or other matters and attributable to SVF and Symbotic or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed Business Combination involving SVF and Symbotic.

In connection with the proposed Business Combination, the Registration Statement, which includes a proxy statement/prospectus (the "Proxy Statement"), has been declared effective by the SEC and SVF filed the Final Proxy Statement/Prospectus on May 9, 2022. The Final Proxy Statement/Prospectus will also be sent to the shareholders of SVF and unitholders of Symbotic, as of the respective record dates for voting, seeking any required shareholder or unitholder approval. Before making any voting or investment decision, investors and security holders of SVF and Symbotic are urged to carefully read the entire Registration Statement and Final Proxy Statement/Prospectus, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by SVF with the SEC may be obtained free of charge at the SEC's website at www.sec.gov. In addition, the documents filed by SVF may be obtained free of charge from SVF at https://www.svfinvestmentcorp.com/svfc/. Alternatively, these documents can be obtained free of charge from SVF upon written request to SVF INVESTMENT CORP. 3, 1 Circle Star Way, San Carlos, California 94070, United States Attn: Secretary, or by calling 650-562-8100.

Additional Information

PARTICIPANTS IN THE SOLICITATION

SVF, Symbotic and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of SVF, in favor of the approval of the Business Combination. Additional information regarding the interests of those participants, the directors and executive officers of Symbotic and other persons who may be deemed participants in the transaction may be obtained by reading the Registration Statement and the Final Proxy Statement/Prospectus and any other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

INVESTORS RELATIONS CONTACT

Jeff Evanson
Vice President, Investor Relations & Corporate Development
Symbotic
ir@symbotic.com

SVF INVESTMENT CORP. 3 CONTACT

svfinvestmentcorp@softbank.com

symbotic


symbotic
AOB 103

Our Foundation:

Chairman Rick Cohen




HARDING
ONE WAY










symbotic
AOB 103

Leadership

CEO Michael J. Loparco

symbotic


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AOB 103

The Symbotic Solution

Overview, Advantages & Deployment

Solution Overview

Comprehensive Software Architecture


Multi-layer buffering structure & Symbots
Outbound cells
Inbound cells

Warehouse Management Alternatives

symbotic

Distribution Centers

Fulfillment/Micro-Fulfillment Centers

DEMATIC

Honeywell Intelligrated

KNAPP

SSI SCHÄFER

VANDERLANDE

WITRON

swisslog

Legacy Alternatives

ATTABOTICS

AutoStore

EXOTEC SOLUTIONS

ocado

OPEX

amazon.com

KIVA Systems

Geek+

LOCUS

IAM ROBOTICS

6 RIVER SYSTEMS

ZEBRA TECHNOLOGIES

BERKSHIRE GREY

RIGHTHAND

vicarious

Point Solutions

Tangible Benefits

Powerful ROI

dramatically lower operating cost

5-9x outbound efficiency improvement

30-60% footprint reduction

99.9999%
Task accuracy

Exceptional
SKU agility

Increased pallet capacity

Lower transport costs

Faster inventory turns
Fewer stockouts

UNIT OF SALE
ONE SYSTEM "MODULE"
(ESTIMATES BASED ON CUSTOMER CASE STUDIES)

customer pays
$50MM
for system

$50MM
inventory reduction

Saves
$10MM
per year, net

25 Year
useful life

$250MM
savings over life

Sources: Management estimates from customers' analysis of Symbotic's systems compared to previous systems. Data as of August 31, 2021.

Strategically Addressed Markets

SAM-1

U.S. GENERAL MERCHANDISE,
AMBIENT FOOD & GROCERY,
APPAREL

SAM-2 = SAM-1 plus

U.S. CPG NON-FOOD,
HOME IMPROVEMENT, AUTO PARTS,
3PL, NON-AMBIENT FOOD

SAM-3 = SAM-2 plus

REMAINING U.S. VERTICALS
CANADA & EUROPE ALL VERTICALS


$133BN
SAM-1[1]
$254BN
SAM-2[1]
$393BN
SAM-3

Source: SWD Advisory (March 2022).
1. Walmart split evenly across general merchandise and grocery.

Long-Term Growth Strategy

MULTIPLE VECTORS FOR POTENTIAL GROWTH

Symbotic is currently in discussions with one of its largest existing customers with respect to a potential material expansion of the size and scope of that relationship. There are no assurances that such expansion will occur.

Increase Existing Customer Penetration

C&S
ALBERTSONS
WALMART

Win New Customers in Existing Verticals

GROCERY

GENERAL MERCHANDISE

Add New Verticals

APPAREL

CPG

HOME IMPROVEMENT

AUTO PARTS

Add New Geographies



Expand Product Suite


$

Philosophy: Triple Zero


ZERO COMMISSIONING TIME
ZERO DOWNTIME
ZERO DEPLOYMENT TIME

Deployment Accelerants

- Map & Streamline Commissioning
- Enhance Supplier Base
- Balance Standardization with Innovation
- Refine Design for Assembly
- Standardize PLC Libraries
- Leverage Digital Twin/Simulation


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AOB 103

Technology

Software, Strategy & Innovation

Software Architecture


symbotic
SYMBOT FLEET
SAFETY DEVICES
CELLS, LIFTS CONVEYORS
MINIBOT FLEET
FIRE WALL
CONTROL
CONTROLS LAYER
CONTROL
CONTROL
BOT SERVICES
SAFETY SERVICES
CELL AND LIFT SERVICES
MINIBOTS
CUSTOMER ENVIRONMENT
MESSAGING AND API LAYER
FIRE WALL
INBOUND
INVENTORY
APPLICATION LAYER
OUTBOUND
UNIT HANDLING
U/I
LOCAL DATA PLATFORM
SYMBOTIC DATA ANALYTIC SERVICES
DATA PIPELINES
DATA PIPELINES
CLOUD DATA PLATFORM
CLOUD DATA LAKE

Break Pack Solution


Case & item buffering
Symbots
Case atomizing
Minibots
Outbound cells
Inbound cells


Symbotic System
Break Pack
Pallet
Case
Unit
Mixed Tote
Mixed Pallet

Continuous Innovation – Case 'Bot Platform

Sensing & Processing

LiDAR Sensors

3D Payload Camera

Multiple Compute Platforms

Powerful neural processor:
Vision and AI
Embedded real-time processor:
High proformance control

8 RGB Cameras



Driving

Traction Control

Augmented Steering

Suspension System



Case Handling

Handling While Driving

Greater Control for More Case Types



Continuous Innovation – Case 'Bot Platform

Sensing & Processing

LiDAR Sensors

3D Payload Camera

Multiple Compute Platforms

Powerful neural processor: Vision and AI

Embedded real-time processor: High proformance control

8 RGB Cameras



Driving

Traction Control

Augmented Steering

Suspension System



Case Handling

Handling While Driving

Greater Control for More Case Types




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AOB 103

Partnerships

SoftBank & Walmart

SVF3's Assessment...

SUBSTANTIAL TAM

Addressing a $1T annual problem with adjacent opportunities in a rapidly changing industry

A.I. POWERED DISRUPTOR

A.I. enabled autonomous robots dramatically improve supply chain logistics. Growing deployment creates increasingly valuable operational data sets

EXCEPTIONAL TEAM

Ambitious management team; experienced in technology and supply chain; well-positioned to succeed

SUSTAINED, PROFITABLE GROWTH

Strong value proposition with increased customer penetration, customer expansion and product-led growth; significant revenue visibility with long-term retention

BROAD REACH

Symbotic platform investments expand potential opportunities across end-uses and industries, and can benefit from SoftBank's robotics domain knowledge and network

symbotic


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AOB 103

symbotic

Customer Testimonial:

Walmart


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AOB 103

Financial Overview

Quarterly Results & Modeling Considerations

Q2'22 Highlights

REVENUE

- Revenue in Q2'22 rose 315% YoY to $96.3 million as deployment continued for multiple customer production systems during the quarter.

PROFITABILITY

- Q2'22 gross margin of 17.6%, was up from 15.1% in Q2'21 but down sequentially from last quarter as steel cost increases were passed on to customers with no mark up.
- Adjusted operating expenses increased sequentially by $7.4 million due primarily to one-time sales, general and administrative expenses.

OPERATIONS

- Business combination with SoftBank sponsored SPAC, SVF Investment Corp. 3, on track to close in June 2022.
- Hired Michael J. Loparco as CEO.

Revenue and Gross Profit By Quarter
(in millions)



REVENUE
$23.2
$131.5
$91.7
$77.1
$96.3
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22
GROSS PROFIT
$3.5
15%
$(0.3)
$7.8
9%
$14.5
19%
$16.9
18%
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22

Adjusted Operating Expenses By Quarter
(in millions)



$29.5
$27.8
$31.9
$35.8
$43.2
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22
R&D
SG&A

Quarterly Financial Summary

Statement of Operations

Unaudited

($ in millions, except Gross Margin)

	Q2'21	Q3'21	Q4'21	Q1'22	Q2'22	YoY
REVENUE	$23.2	$131.5	$91.7	$77.1	$96.3	315%
GROSS PROFIT	$3.5	($0.3)	$7.8	$14.5	$16.9	383%
Gross Margin	15.1%	(0.3%)	8.6%	18.8%	17.6%	247 bp
ADJUSTED OPERATING EXPENSES						
R&D	$16.9	$16.9	$18.4	$21.7	$22.4	33%
SG&A	$12.6	$10.9	$13.5	$14.1	$20.8	65%
Total Adjusted Operating Expenses	$29.5	$27.8	$31.9	$35.8	$43.2	46%
ADJUSTED EBITDA	($26.0)	($28.1)	($24.1)	($21.3)	($26.2)	N/M
CAPEX	1.4	2.7	6.9	7.5	1.1	(21%)
FREE CASH FLOW*	($27.4)	($30.8)	($31.0)	($28.8)	($27.3)	N/M
RECONCILIATION TO NET INCOME						
ADJUSTED EBITDA	*($26.0)*	*($28.1)*	*($24.1)*	*($21.3)*	*($26.2)*	*N/M*
Business Combination Transaction Expenses	*0.0*	*(1.1)*	*(1.6)*	*(0.2)*	*(1.3)*	*N/A*
Employee Incentive Plans	*0.0*	*(7.2)*	*(4.5)*	*(0.3)*	*(0.9)*	*N/A*
Depreciation & Amortization	*(0.9)*	*(1.4)*	*(1.3)*	*(1.3)*	*(1.4)*	*56%*
NET (LOSS)	*($26.9)*	*($37.8)*	*($31.4)*	*($23.1)*	*($29.9)*	*N/M*

*Free Cash Flow defined as Adjusted EBITDA less Capex.

Figures may not total due to rounding.

Adjusted EBITDA is a non-GAAP financial measure. See "Use of Non-GAAP Financial Information" for more information.

Accounting Life of a Customer – Up to Acceptance


~6 Months
~8 Months
~4 Months
Procurement
Start of Installation
Start of Ramp
Acceptance

- **Systems Revenue**: Over time, using a cost-to-cost measure of progress (% of completion), starting with procurement
- **Cost**: Starts with procurement and spread through the entire process
- **Cash Flow**: Positive throughout the process

Accounting Life of a Customer – Post Acceptance



SOFTWARE



OPERATIONS



PARTS

- **Software Maintenance and Support** - starts at Preliminary Acceptance
  - Revenue recognized ratably over contract life
- **System Operation Services** - starts during the ramp portion of the schedule, based on time/materials
  - Revenue recognized as services are performed
- **Spare Parts Sales** - starts during the ramp portion of the schedule
  - Revenue recognized when parts are shipped

Key Provisions – Walmart Contract

- **2015** – Walmart & Symbotic sign initial Materials Handling Agreement.
- **2016** – The companies agree to develop System 1.0.
- **2017** – System 1.0 launched. The companies sign an Automation Agreement.
- **2019** – The companies contract for System 2.0.
- **2021** – Walmart accepts System 2.0 as operational & requests accelerated deployment of 25 Regional Distribution Centers.

- 25 of 42 Regional Distribution Centers
- Cost plus a specified profit amount for each system
- Annual software maintenance and support payments
- Working capital positive
- Restrictions on sales to one specified company

Up-C Structure, Tax Receivable Agreement (TRA) & Future Tax Impact

- Advantages of the Up-C Structure
  - The Up-C structure allows Symbotic Inc. to benefit from an increased tax basis that reduces Symbotic Inc.'s taxable income. This would not be possible with a traditional IPO structure.

- Tax Receivable Agreement
  - The TRA provides for the payment by the post-combination company to the TRA holders 85% of the amount of cash savings, if any, in income tax that the post-combination company realizes, with the remaining 15% to Symbotic Inc.
  - We estimate that the reduction in tax payments would aggregate to approximately[1] $1.6B over a 28-year period from the closing, and Symbotic Inc. would benefit from 15% of such amount, or ~$245 million.

- Tax expense on the GAAP financial statements
  - During the time the company is in a full valuation allowance, the effective tax rate will be 0%.
  - Following the release of the valuation allowance, the GAAP effective tax rate is expected to be approximately equal to the sum of the federal and state rates multiplied by Symbotic Inc.'s ownership percentage of Symbotic Holdings LLC.

[1]Assumes all future Exchanges of New Symbotic Holdings Common Units occur on the Closing Date, no material changes in the relevant tax law, a value of $10.00 per share of our Class A common stock, and that we earn sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement.

Key Provisions – SVFC Merger (unique high quality)


GROSS PROCEEDS
$725MM
PIPE
$55MM
Walmart
$150MM
Softbank FPA
$200MM
SPAC
$320MM

- Zero-warrants SPAC
- $405MM in fully-committed capital exceeds the transaction's minimum cash closing condition, reducing potential deal uncertainty risk
- $200MM FPA from SoftBank
- No debt or preferred equity post transaction
- 40% of sponsor promote deferred to earnout
- $200MM seller earnout

Illustrative Pro Forma Ownership[1]


Other Existing Symbotic Holders
3 %
SPAC Public Shareholders
6 %
SPAC Sponsor & Affiliate
5 %[2]
Other PIPE Investors
1 %
Walmart
8 %
Rick Cohen, Family & Trusts
77 %

[1] Pro Forma Fully Diluted Equity Value and Pro Forma Ownership include $60MM of unvested warrants that are assumed by the successor company, valued using the treasury stock method. Excluding the value of these warrants, Pro Forma Basic Equity Value is $5,397MM, and there are 539.7MM pro forma shares outstanding. The denominator of Pro Forma Ownership is 545.7MM (~539.7MM pro forma shares outstanding plus ~6.0MM shares attributable to the Walmart warrants).
[2] SoftBank's 5% ownership is comprised of 4% from the FPA, 1% from the promote shares and <1% from the shares purchased in a private placement concurrent with the SPAC IPO.

Leadership Q & A


symbotic
AOB 103


symbotic®
REINVENT THE WAREHOUSE®
REIMAGINE THE SUPPLY CHAIN